FILED PURSUANT TO RULE 433 UNDER THE SECURITIES ACT OF 1933
ISSUER FREE WRITING PROSPECTUS DATED JUNE 25, 2019
REGISTRATION STATEMENT NO. 333-232320

JUNE 25, 2019

OSISKO GOLD ROYALTIES LTD.

BOUGHT SECONDARY OFFERING OF COMMON SHARES

TERM SHEET

AN AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS NOT YET BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A COPY OF THE AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS IS REQUIRED TO BE DELIVERED TO ANY INVESTOR THAT RECEIVED THIS DOCUMENT AND EXPRESSED AN INTEREST IN ACQUIRING THE SECURITIES. THERE WILL NOT BE ANY SALE OR ANY ACCEPTANCE OF AN OFFER TO BUY THE SECURITIES UNTIL A RECEIPT FOR THE FINAL SHORT FORM PROSPECTUS HAS BEEN ISSUED. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS, THE FINAL SHORT FORM PROSPECTUS AND ANY AMENDMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION.

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. THE SECURITIES DESCRIBED IN THIS DOCUMENT MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. BEFORE READERS INVEST, THEY SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. THE COMPANY HAS ALSO FILED A PRELIMINARY SHORT FORM PROSPECTUS RELATING TO THE OFFERING WITH EACH OF THE PROVINCIAL SECURITIES REGULATORY AUTHORITIES IN CANADA. POTENTIAL INVESTORS MAY GET ANY OF THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR VIA SEDAR AT WWW.SEDAR.COM. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND POTENTIAL INVESTORS THE PROSPECTUS WITHOUT CHARGE IF REQUESTED IN THE U.S. FROM CIBC CAPITAL MARKETS, 425 LEXINGTON AVENUE, 5TH FLOOR, NEW YORK, NY, BY TELEPHONE AT (800) 282-0822, OR BY EMAIL AT USEPROSPECTUS@CIBC.COM OR BMO CAPITAL MARKETS CORP., ATTN: EQUITY SYNDICATE DEPARTMENT, 3 TIMES SQUARE, 25TH FLOOR, NEW YORK, NY 10036 (ATTN: EQUITY SYNDICATE), OR BY TELEPHONE AT (800) 414-3627, OR BY EMAIL AT BMOPROSPECTUS@BMO.COM.

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

Issuer:	Osisko Gold Royalties Ltd (the “Company”).

Selling Shareholder:	Betelgeuse LLC (the “Selling Shareholder”)

Offering:	7,850,000 common shares (the “Shares”) offered on a secondary basis (the “Offering”).

Offering Size:	C$110,685,000.

Offering Price:	C$14.10 per Share.

Over-Allotment Option:

The Underwriters will have an option to purchase additional Shares at the Offering Price, representing 15% of the Offering, to cover over-allotments, if any, exercisable in whole or in part at any time until 30 days after closing of the Offering.

Concurrent Share Repurchase and Concurrent Investment Disposition:

Concurrent with the Offering, the Company has agreed to repurchase for cancellation, at the Offering Price, 12,385,717 Shares of the Company held by the Selling Shareholder (the “Concurrent Share Repurchase”). The consideration for the Concurrent Share Repurchase will consist of both cash (including proceeds from the sale to separate entities managed by an affiliate of the Selling Shareholder of all of the common shares of Victoria Gold Corp. (the “Victoria Gold Disposition”) and Dalradian Resources Inc. currently held by Osisko (together, the “Concurrent Investment Disposition”)) and the transfer from the Company to the Selling Shareholder of certain other equity securities currently held by the Company.

Closing of the Offering is conditional on the Concurrent Share Repurchase in accordance with a binding share purchase agreement between the Company and the Selling Shareholder having occurred, other than the portion of the Concurrent Share Repurchase being funded using proceeds from the Victoria Gold Disposition. If the Victoria Gold Disposition is not completed, unless the Company elects to fund the additional repurchase with cash on hand, this would result in the Corporation only purchasing 7,319,499 Common Shares having an aggregate purchase price of $103 million pursuant to the Concurrent Share Repurchase.

Shares Held by the Selling Shareholder Following Closing and Concurrent Share Repurchase:

Following completion of the Offering and the Concurrent Share Repurchase (including shares repurchased from proceeds of the Victoria Gold Disposition or cash on hand) and prior to the exercise of the over-allotment option, the Selling Shareholder will hold 10,007,058 Shares of the Company, representing a retained interest of 7.00% (or 8,829,558 Shares of the Company, representing a retained interest of 6.18% if the Over-Allotment Option is exercised in full).

Following completion of the Offering and the Concurrent Share Repurchase (excluding shares repurchased from proceeds of the Victoria Gold Disposition) and prior to the exercise of the over-allotment option, the Selling Shareholder will hold 15,073,276 Shares of the Company, representing a retained interest of 10.19% (or 13,895,776 Shares of the Company, representing a retained interest of 9.39% if the Over-Allotment Option is exercised in full).

Shares Outstanding Following Closing and Concurrent Share Repurchase:

Upon completion of the Offering and Concurrent Share Repurchase (including shares repurchased from proceeds of the Victoria Gold Disposition or cash on hand), there are expected to be 142,896,914 Shares of the Company outstanding.

Upon completion of the Offering and Concurrent Share Repurchase (excluding shares repurchased from proceeds of the Victoria Gold Disposition), there are expected to be 147,963,132 Shares of the Company outstanding.

Use of Proceeds:	The Company will not receive any proceeds from the Offering. The net proceeds of the Offering will be payable to the Selling Shareholder.

Standstill:

Each of the Company and the Selling Shareholder have agreed to not, directly or indirectly, without the prior written consent of CIBC Capital Markets and BMO Capital Markets on behalf of the Underwriters, such consent not to be unreasonably withheld, offer, lend, transfer, assign, dispose, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any common shares, or financial instruments or securities convertible or exchangeable into common shares, for a period commencing on the date of this letter agreement and ending 90 days after the Closing Date in the case of the Company and ending 180 days after the Closing Date in the case of the Selling Shareholder, subject to certain limited exceptions, including the issuance of the Company’s securities pursuant to or in connection with the Company’s equity incentive compensation plans.

Cash Dividends:

The Company currently pays a quarterly dividend of C$0.05 per common share. The first dividend which purchasers of the Offering would be eligible to receive is expected to be payable in October 2019 to shareholders of record on or about the end of September 2019.

Offering Procedure:

Bought deal consisting of a public offering in all provinces of Canada by way of short form prospectus. Offered in the United States pursuant to a registration statement under the Multi-Jurisdictional Disclosure System, and internationally as permitted. A copy of the short form prospectus will be available on www.sedar.com.

Eligibility:	The Shares will be eligible for RDSPs, RRSPs, RRIFs, RESPs and TFSAs.

Listing:	The outstanding common shares of the Company are listed on the TSX and the NYSE under the symbol “OR”.

Joint Bookrunners:	CIBC Capital Markets and BMO Capital Markets.

Underwriters’ Fee:	4.0%.

Closing Date:	July 11, 2019.